June 30, 2009

Mail Stop 3010

By U.S. Mail and facsimile to (949) 809-4357

Mr. Robert E. Sulentic, Chief Financial Officer
CB Richard Ellis Group, Inc.
1150 Santa Monica Boulevard, Suite 1600
Los Angeles, CA   90025

RE: CB Richard Ellis Group, Inc.
     File No. 001-32205
     Form 10-K for the year ended December 31, 2008

Dear Mr. Sulentic:

     We have reviewed your response letter submitted on May 8, 2009 and have the following comments.

     In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selected Financial Data, page 32; Management's Discussion and Analysis of Financial Condition and Results of Operations, pages 45, 51 and 53

1.   We have read and considered your response to comment one. We note that you believe that your impairment charge is similar to amortization expense, however your impairment charge relates to intangibles not subject to amortization. Also, your description of EBITDA differs from the description of EBITDA in Article 10(e) of Regulation S-K which does not include adjustments for impairment charges. As previously requested, explain to us how you considered the guidance in Question 14 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures in determining whether it is appropriate to characterize this measure as "EBITDA." Also, explain how you considered disclosing why

you believe it is useful to investors to disregard the impairment charge eliminated from the measure.

Financial Statements

Note 15 – Commitments and Contingencies, page 116

2.   We have read and considered your response to comment five. Please tell us what your accounting policy is under SFAS 140, FIN 45 or SFAS 5 for recording a provision for the loss you would incur upon the requirement to perform under your loss sharing arrangements with Fannie Mae. Also, please clarify whether you have been required to perform under this obligation and if so, tell us the dollar amount of the loss.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3413 if you have any questions,

Sincerely,

Cicely LaMothe
Branch Chief